Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
China Bingwu Forestry Group Limited	Hong Kong	100%
Qian Xi Nan Aosen Forestry Company, Limited	People’s Republic of China	100%
Qian Xi Nan Silvan Touch Flooring Company, Limited	People’s Republic of China	100%